EXHIBIT 99.2


Celanese AG                                       [LOGO]Celanese
Media Relations


Press Information                                       Corporate Center
                                                        Frankfurter Strasse 111
                                                        61476 Kronberg/Ts.
                                                        Germany


Celanese AG reviews carrying value of its assets        Date: September 24, 2004



Kronberg, Germany - (CZZ: FSE): Celanese AG announced today that as part of the preparation of the financial statements for the shortened business year ending September 30th, it is in the process of valuing its assets, including the participations it holds. These participations include Celanese Americas Corporation, the holding company for the company's business operations in North America. The auditing firm Ernst & Young has been engaged to perform the valuation.


The valuation of CAC will reflect in particular the findings made in the course of the valuation of Celanese AG for the profit and loss transfer agreement with BCP Crystal Acquisition GmbH & Co. KG. The work on the valuation undertaken so far indicates that Celanese will be required to record a further non-cash impairment on the CAC value and that this impairment will be of a magnitude that, due to the effects of the impairment on the statutory German accounts of Celanese AG, will prevent Celanese AG from declaring a dividend to its shareholders for the short fiscal year 2004. The valuation is expected to be completed by the end of this month.




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Your Contact:
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Europe                                                            USA
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Michael Kraft                   Phillip Elliott                   Vance Meyer
Phone: +49(0)69/30514072        Phone: +49(0)69/305 33480         Phone: +01(972)443 4847
Telefax: +49(0)69/305 36787     Telefax: +49(0)69/305 36784       Telefax: +01(972)443 8519
Email: M.Kraft@celanese.com     Email: P.Elliott@celanese.com     Email:VNMeyer@celanese.com
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                                                                  [LOGO]Celanese


Page: 2 of 2
Date: 24. September 2004

Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of four main businesses: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products. In 2003, Celanese generated sales of around E4.1 billion with about 9,500 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia.


For further information please visit our website (www.celanese.com)